UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, January 13, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

              The purpose of this letter is to inform that the following Notice to the Market will be published in the Press tomorrow, January 14th, 2004:

“Banco Bradesco S.A. informs the Market, its stockholders and clients that the Brazilian Central Bank approved on January 6th, 2004, the deliberations taken in the Special Stockholders’ Meeting held on December 17th, 2003, including the proposal to group the stocks that constitute its capital stock, in the proportion of 10,000 (ten thousand) stocks per 1 (one) stock of the respective type.

Thus, it is fixed a 66-day (sixty-six) period, starting on January 14th, 2004 and expiring on March 19th, 2004, for stockholders, at their discretion, to adjust their stock positions, by type, in multiple lots of 10,000 (ten thousand).

Stockholders may perform such stock grouping through a Brokerage Firm freely selected by them. Acquisitions made through Bradesco S.A. Corretora de Títulos e Valores Mobiliários will be exempt from paying brokerage and other fees, as well as acquisitions of stocks necessary to complete a multiple of 10,000 stocks immediately superior to the position held. In both cases, stockholders should go to a Banco Bradesco’s branch for assistance.

On March 19th, 2004, upon the termination of the period fixed for performing such adjustment:

  eventual fractional stocks will be separated, grouped in whole numbers, and sold in an Auction to be held at the São Paulo Stock Exchange (BOVESPA) on March 31st, 2004, being the respective amounts either deposited into the banking accounts of holders of fractional stocks or made available at the Company on April 12th, 2004.

  stocks will be traded at Stock Exchanges per their unit quotation only.

Simultaneously to the transaction occurring in the Brazilian Market, respecting the same terms, the same procedure will be adopted in International Markets for securities traded in New York and Madrid (Spain).

Further information on above transaction may be obtained at the Company’s website (http://www.bradesco.com.br) – Investor Relations Section, at Banco Bradesco’s branches or by calling 0800-701 5727 (toll free – only for calls placed in Brazil).”.

Cordially, Banco Bradesco S.A. José Luiz Acar Pedro Executive Vice President and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.